

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 5, 2017

Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation
10000 Innovation Drive
Dayton, Ohio 45342

      Re: Teradata Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 27, 2017
             File No. 001-33458

Dear Mr. Scheppmann:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services